
06018837

Saputo

Isabelle Viger ☎ 514-328-3382
Fax: 514-328-3322
Courriel/E-mail : isabelle.viger@saputo.com


SEC MAIL
NOV
WASH. D.C.
18


SEC MAIL
RECEIVED
NOV 24 2006
WASH. D.C.
PROCESSING
186
SECTION

November 15th, 2006

United States Security and
Exchange Commission
450 5th Street Northwest
Washington, D.C., 20549
USA

SUPPL

Attention : Public Reference Room

Re : Saputo inc., File Number 82-34670

Dear Sir,
Dear Madam:

In accordance with subparagraph (b)(1)(i) of Rule 12g3 under the *Securities Exchange Act* of 1934, please find attached hereto our second quarter interim report which ended September 30, 2006, and was filed with the Toronto Stock Exchange in accordance with its requirements.

Trusting the whole to be satisfactory,

PROCESSED
DEC 01 2006
THOMSON
FINANCIAL

Yours truly,

Isabelle Viger,
Vice President, Legal Affairs

IV/fm
Encl.



FISCAL 2007



Second Quarter

Message to Shareholders

We are pleased to present the results for the second quarter of fiscal 2007, which ended on September 30, 2006.

Net earnings for the quarter totalled $58.3 million, up $3.1 million or 5.6% compared to $55.2 million for the same quarter last year.

Earnings before interest, income taxes, depreciation and amortization (EBITDA[1]) amounted to $106.8 million, an increase of $5.3 million or 5.2% compared to $101.5 million for the corresponding period last year. The EBITDA of our Canadian and Other Dairy Products Sector increased by $7.1 million over the same quarter last year. Savings from increased efficiencies and from rationalization activities undertaken in prior years in our Canadian operations, a more favourable by-product market, along with increased sales volumes from our Argentinean operations were the main factors behind this increase. The US Dairy Products Sector EBITDA decreased by $2.1 million compared to the same quarter last year. A lower average block market[2] per pound of cheese and the appreciation of the Canadian dollar contributed to the reduction in EBITDA. These factors offset the positive effects of measures undertaken by the Company to improve its US EBITDA to counteract adverse market conditions. The EBITDA of our Grocery Products Sector increased by $0.3 million compared to the same quarter last year. Decreased marketing expenditures and the inclusion of Boulangerie Rondeau Inc. and Biscuits Rondeau Inc. ("Rondeau") acquired on July 28, 2006, offset lower EBITDA resulting from lower revenues generated by our co-packing agreements for the manufacturing of products for the US market in comparison to the same quarter last year.

Revenues for the second quarter ended September 30, 2006 amounted to $994.1 million, a decrease of $36.7 million or 3.6% compared to $1.031 billion for the same period last year. This reduction is attributed to our US Dairy Products Sector, whose revenues decreased by $66.5 million compared to the same period last year. A lower average block market per pound of cheese, the appreciation of the Canadian dollar, and lower sales volumes were the main factors contributing to the reduced revenues. Revenues from our Canadian and Other Dairy Products Sector increased by $29.3 million in comparison to the corresponding period last year. Higher selling prices in our Canadian operations in accordance with the increase in the cost of milk as raw material, increased sales volumes from our Argentinean operations, and the inclusion of our German operations, acquired on April 13, 2006, were the main factors responsible for this increase. These factors offset the negative effect of the appreciation of the Canadian dollar on the revenues from our Argentinean operations. Revenues from our Grocery Products Sector increased by $0.7 million in comparison to the same period last year. Additional revenues from the inclusion of Rondeau, acquired on July 28, 2006, offset reduced revenues generated by our co-packing agreements for the manufacturing of products for the US market.

---

[1] **Measurement of results not in accordance with generally accepted accounting principles**
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.

[2] **"Average block market"** is the average daily price of a 40 pound block of Cheddar traded on the Chicago Mercantile Exchange (CME), used as the base price for the cheese.

Outlook[3]

The Canadian market is relatively stable in terms of growth in consumption, therefore, our Dairy Products Division (Canada) has to rely on innovation and the enhancement of product sub-categories to fuel its development. Our efforts in this regard are yielding positive results as we introduce new and innovative products to the market in many of our categories, resulting in sales volume growth. For example, our *Milk2Go* brand has now become the number-one brand in Canada in the single-serve flavoured milk category. We continue to invest in the specialty cheese category, in order to distinguish ourselves from the competition as well as to seize opportunities linked to this growing category.

In August 2006, the Argentinean government reviewed its position with regard to the export tax, resulting in a reduction of the export tax rate close to the levels applicable prior to the July 2005 increase. This should be beneficial for the entire dairy industry in Argentina. Our Argentinean division also continues to take advantage of opportunities that exist on the international and national markets, and launches new marketing campaigns to promote the *La Paulina* brand on the domestic market.

In Germany, we are pursuing the integration of the activities of Spezialitäten-Käserei De Lucia GmbH, acquired on April 13, 2006. We are currently developing new products to further increase our presence in the European Union. We are also exploring the possibility for our other dairy divisions to manufacture similar products for their own market. We are satisfied with the results obtained thus far.

In the United States, we have collaborated with the US dairy industry in appeals for revisions in the formulas that determine the manufacturing milk price, which would allow processors a margin that would be close to historical levels experienced by the industry. The California Department of Agriculture's decision announced last July to reduce the class 4b milk price effective October 1, 2006 was delayed by thirty days, and became effective on November 1, 2006. In September 2006, the United States Department of Agriculture (USDA) reconvened the public hearings, which originally commenced in January 2006. The hearing decision is expected at the beginning of calendar 2007. At the same time, we continue to monitor our operations in an effort to identify other opportunities that would generate better returns. The various measures implemented in past quarters aimed at mitigating the impact of the uncontrollable aspects of the market are starting to bear fruit.

The Bakery Division pursues its growth and continues to show good results. As innovation and seasonality are key in this category, many initiatives were carried out to increase our product offering during the summer and back-to-school periods. We will continue on this path in the next quarters. The packaging of some of our products was also revamped to become more appealing to a larger customer base. The integration of the activities of Rondeau, acquired on July 28, 2006, is progressing and we are focusing our efforts on increasing the market penetration of Rondeau's products where they are less present, such as in Ontario and in the Atlantic provinces.

Overall, we are satisfied with the results obtained thus far this fiscal year, especially with our efforts to mitigate the unfavourable market conditions in the US. We are committed to return to our historical level of profitability. As always, we are also exploring acquisition opportunities in order to grow and create additional value for our shareholders.

Dividends

The Board of Directors declared a dividend of $0.20 per share, payable on December 22, 2006, to shareholders of record on December 11, 2006. This dividend relates to the quarter ended September 30, 2006.

---

[3] We refer you to the cautionary statement regarding forward-looking information set forth below under "Management Analysis."

Normal Course Issuer Bid
The Company has the intention to purchase by way of a normal course issuer bid (the "**Bid**"), for cancellation purposes, up to a maximum of 5,179,304 common shares, representing 5% of its 103,586,089 issued and outstanding common shares as of October 31, 2006. These purchases will be made in accordance with applicable regulations over a maximum period of 12 months beginning on November 13, 2006 and ending on November 12, 2007. The consideration that the Company will pay, which will be in cash, for any common shares acquired by it under the Bid will be the market price of such common shares at the time of acquisition. The Company believes that the purchase of its own shares may, in appropriate circumstances, be a responsible investment of funds on hand.

Within the previous twelve months, Saputo purchased, for cancellation purposes, by way of a normal course issuer bid established in November 2005, 2,029,200 of its common shares, for a total consideration of approximately $71 million.

Management's Analysis

The goal of this management report is to analyze the results of and the financial position for the quarter and six-month period ended September 30, 2006. It should be read in conjunction with our consolidated financial statements and accompanying notes for the three- and six-month periods ended September 30, 2006 and 2005, and with the fiscal 2006 annual report. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles of the Canadian Institute of Chartered Accountants. All dollar amounts are in Canadian dollars unless otherwise indicated. This report takes into account material elements between September 30, 2006 and November 7, 2006, the date of this report, on which it was approved by the Board of Directors of Saputo Inc. (the "Company" or "Saputo"). Additional information about the Company, including the Annual Information Form for the year ended March 31, 2006, can be obtained on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This report, including the "Outlook" section, contains forward-looking information within the meaning of securities laws. These statements are based on our current assumptions, expectations and estimates, regarding projected revenues and expenses, the Canadian, US, Argentinean, and German economic environments, our ability to attract and retain clients and consumers, our operating costs and raw materials and energy supplies which are subject to a number of risks and uncertainties. Actual results could differ materially from the conclusion, forecast or projection stated in such forward-looking information. As a result, we cannot guarantee that any forward-looking statements will materialize. Assumptions, expectations and estimates made in the preparation of forward-looking statements and risks that could cause our actual results to differ materially from our current expectations are discussed throughout this MD&A and in our most recently filed annual report which is available on SEDAR at www.sedar.com. Forward-looking information contained in this report including the "Outlook" section, is based on management's current estimates, expectations and assumptions, which management believes are reasonable as of the current date. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While we may elect to, we are under no obligation and do not undertake to update this information at any particular time.

Operating Results

Consolidated revenues for the quarter ended September 30, 2006 totalled $994.1 million, a $36.7 million or 3.6% decrease compared to the $1.031 billion for the corresponding period last year. The decrease is attributed to our US Dairy Products Sector, whose revenues were $66.5 million lower compared to the same period last year. A lower average block market per pound of cheese of US$1.22 for the current quarter compared to US$1.48 for the same quarter last year, the appreciation of the Canadian dollar, and reduced sales volumes were the major contributors to the revenue decrease in this sector. Revenues from our Canadian and Other Dairy Products Sector increased by $29.3 million compared to the same period last year. Higher selling prices in our Canadian operations in accordance with the increase in the cost of milk as raw material, increased sales volumes in our Argentinean operations, and the inclusion of our German operations, acquired on April 13, 2006, were the major factors increasing revenues in our Canadian and Other Dairy Products Sector. Revenues from our Grocery Products Sector showed a slight increase of $0.7 million, due to the inclusion of Rondeau, acquired on July 28, 2006, and partially offset by the lower revenues generated by our co-packing agreements for the manufacturing of products for the US market.

For the six-month period ended September 30, 2006, revenues decreased by $62.2 million to $1.975 billion from $2.037 billion for the corresponding period last year. Our US Dairy Products Sector revenues decreased by approximately $139 million due to a lower average block market per pound of cheese, the appreciation of the Canadian dollar and lower sales volumes. The revenues from our Canadian and Other Dairy Products Sector increased by approximately $75 million due mainly to higher selling prices, sales volume increases, and the inclusion of our German operations, acquired on April 13, 2006. These increases offset the negative effects of the appreciation of the Canadian dollar on our Argentinean revenues. Revenues from our Grocery Products Sector increased by approximately $2 million, due mainly to the inclusion of Rondeau, acquired on July 28, 2006.

Consolidated earnings before interest, income taxes, depreciation and amortization (EBITDA), for the second quarter of fiscal 2007 amounted to $106.8 million, an increase of $5.3 million or 5.2% compared to $101.5 million for the second quarter of fiscal 2006. This increase is mostly attributed to our Canadian and Other Dairy Products Sector, whose EBITDA increased by approximately $7 million compared to the same quarter last year. Savings from increased efficiencies and from rationalization activities undertaken in prior years in our Canadian operations, a more favourable by-product market, along with increased sales volumes from our Argentinean operations, were the main factors behind this increase. The EBITDA of our US Dairy Products Sector decreased by approximately $2 million compared to the same quarter last year. A lower average block market per pound of cheese and the appreciation of the Canadian dollar negatively affected the EBITDA of the US Dairy Products Sector. These factors offset the positive effects of measures undertaken by the Company to improve its US EBITDA to counteract adverse market conditions. The EBITDA of our Grocery Products Sector increased by $0.3 million compared to the corresponding period last year. Decreased marketing expenditures and the inclusion of Rondeau, acquired on July 28, 2006, offset lower EBITDA resulting from reduced revenues generated by our co-packing agreements for the manufacturing of products for the US market in comparison to the same quarter last year.

For the six-month period ended September 30, 2006, EBITDA totalled $199.8 million, a $1.6 million increase over the $198.2 million for the same period last year. Increased EBITDA of approximately $13 million from our Canadian and Other Dairy Products Sector has essentially been offset by a decreased EBITDA of approximately the same amount from our US Dairy Products Sector. EBITDA from our Grocery Products Sector has increased by approximately $2 million since the beginning of fiscal 2007 in comparison to the corresponding period in fiscal 2006.

Other Consolidated Results Items

Depreciation expense for the second quarter of fiscal 2007 stood at $17.7 million, stable compared to the corresponding quarter last year. For the six-month period ended September 30, 2006, depreciation expense totalled $35.8 million, relatively unchanged in comparison to the $35.6 million for the same period last year. In both cases, increased depreciation due to capital investments undertaken in prior years in our Canadian and Other Dairy Products Sector, mainly our Argentinean operations, was offset by the appreciation of the Canadian dollar, which reduced the depreciation expense from our US and Argentinean operations.

Net interest expense decreased by $1.5 million to $5.0 million for the quarter ended September 30, 2006 and decreased by $2.8 million to $10.0 million for the six-month period ended September 30, 2006. In both cases, the decrease is attributed to additional interest revenue generated from excess cash on hand and to the appreciation of the Canadian dollar, which reduced the interest expense on our US dollar debt.

Income taxes for the second quarter of fiscal 2007 totalled $25.9 million, reflecting an effective tax rate of 30.7%, compared to an effective tax rate of 28.6% for the same quarter last year. Income taxes for the six-month period ended September 30, 2006, totalled $42.5 million, reflecting an effective tax rate of 27.6%, compared to an effective tax rate of 27.0% for the same period last year. During the first quarter of fiscal 2007, the Company benefited from a one-time tax reduction of approximately $4 million to adjust future tax balances, due to a reduction in Canadian federal tax rates. Notwithstanding the one-time benefit, our effective tax rate for the six-month period ended September 30, 2006 would be 30.2%. Our income tax rate varies and could increase or decrease based on the amount of taxable income derived and from which source, any amendments to tax laws and income tax rates and changes in assumptions and estimates used for tax assets and liabilities by the Company and its affiliates.

Net earnings reached $58.3 million for the quarter ended September 30, 2006 compared to $55.2 million for the same quarter last year. For the six-month period ended September 30, 2006 net earnings totalled $111.6 million compared to $109.4 million for the corresponding period last year. The increase in year-to-date net earnings stems essentially from our second quarter results.

Cash and Financial Resources

For the three-month period ended September 30, 2006, **cash generated by operating activities before changes in non-cash working capital** items amounted to $77.9 million, an increase of $3.5 million in comparison to the $74.4 million for the corresponding period last year. Since the beginning of the fiscal year, this figure amounted to $145.9 million, a decrease of $1.9 million in comparison to the $147.8 million for the same period last year. Non-cash working capital items generated $19.2 million for the second quarter of fiscal 2007, compared to $13.6 million for the second quarter of fiscal 2006. For the six-month period ended September 30, 2006, non-cash working capital items generated $20.2 million, compared to $0.8 million for the same period last year. The difference is mainly attributed to decreased inventories in our Canadian cheese activities.

During the quarter, **investing activities** used $12.2 million for the acquisition of the activities of Rondeau. Since the beginning of the fiscal year, $19.1 million were invested for business acquisitions. The Company added $24.1 million and $41.7 million in fixed assets for the three- and six-month periods ended September 30, 2006. We maintain our annual forecast of $76 million for additions to fixed assets.

Financing activities for the second quarter of fiscal 2007 consisted of an increase in bank loans of $2.9 million, the issuance of shares for a cash consideration of $3.3 million, as part of the Stock Option Plan, the purchase of share capital totalling $8.5 million in accordance with the normal course issuer bid, and the payment of $39.4 million in dividends.

As at September 30, 2006, working capital stood at $434.7 million, compared to $423.6 million as at March 31, 2006.

As at September 30, 2006 our interest bearing debt-to-equity ratio stood at 0.13, an improvement from the 0.17 as at March 31, 2006.

The Company currently has available bank credit facilities of approximately $325 million, $41.2 million of which are drawn, essentially for its Argentinean operations. The Company also has $128.1 million of cash and cash equivalents. Should the need arise, the Company can make additional financing arrangements to pursue growth through acquisitions.

Balance Sheet

With regard to balance sheet items as at September 30, 2006 that varied compared to those as at March 31, 2006, we should note that the variation in most items is due to the acquisition of the activities of Spezialitäten-Käserei De Lucia GmbH, completed on April 13, 2006 and the acquisition of the activities of Rondeau, completed on July 28, 2006. These increases have been offset by the continued appreciation of the Canadian dollar. From an operational perspective, inventories decreased by approximately $21 million mainly related to our Canadian cheese operations due to higher by-product sales and increased cheese sales volume in comparison to the fourth quarter of fiscal 2006. The Company's total assets stood at $2.275 billion as at September 30, 2006, compared to $2.254 billion as at March 31, 2006.

Share Capital Information

Share capital authorized by the Company is comprised of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares can be issued in one or more series, and the terms and privileges of each series must be determined at the time of their creation.

	Authorized	Issued as at September 30, 2006	Issued as at October 31, 2006
Common shares	Unlimited	103,569,738	103,586,089
Preferred shares	Unlimited	None	None
Stock options		5,531,697	5,510,632

Follow-up on Certain Specific Items of the Analysis

For an analysis of off-balance sheet arrangements, guarantees, contractual obligations, related party transactions, accounting standards, critical accounting policies and use of accounting estimates as well as risks and uncertainties, we encourage you to consult the comments provided in the 2006 annual report on pages 30 to 35 of the management's analysis, since there were no notable changes during the first two quarters of fiscal 2007.

Information by Sector

Canadian and Other Dairy Products Sector

This sector consists of our Dairy Products Division (Canada), our Dairy Products Division (Argentina), as well as our Dairy Products Division (Germany), acquired on April 13, 2006.

For the quarter ended September 30, 2006, revenues from the Canadian and Other Dairy Products Sector amounted to $695.2 million, an increase of $29.3 million in comparison to the $665.9 million for the same period last year. Higher selling prices in our Canadian operations, in accordance with the increase in the cost of milk as raw material, and the inclusion of our German operations, acquired on April 13, 2006, partly explain the increased revenues in our Canadian and Other Dairy Products Sector. Sales volumes from our Canadian cheese and fluid milk activities have remained relatively stable in comparison to the same period last year. Increased sales volumes derived from the Canadian industrial segment, due to higher by-product sales volumes, offset lower sales volumes from our Canadian retail segment. Sales volumes increases from our Argentinean operations in comparison to the same period last year also explain the increased revenues in our Canadian and Other Dairy Products Sector. The appreciation of the Canadian dollar continues to negatively affect revenues from our Argentinean operations.

With regard to our newly acquired Dairy Products Division (Germany), revenues continue to be in line with pre-acquisition expectations.

Since the beginning of the fiscal year, revenues from our Canadian and Other Dairy Products Sector amounted to $1.393 billion, an increase of $74.5 million in comparison to the $1.319 billion for the same period last year. The increase is attributed to higher selling prices, in accordance with the increase in the cost of milk as raw material, higher sales volumes in our Canadian fluid milk and Argentinean activities, higher by-product sales volumes in our Canadian operations, and incremental revenues from our Canadian specialty cheese operations and our Dairy Product Division (Germany).

For the quarter ended September 30, 2006, EBITDA for the Canadian and Other Dairy Products Sector totalled $76.8 million, an increase of $7.1 million or 10.2% compared to the $69.7 million for the corresponding quarter last year. The EBITDA margin for the current quarter increased to 11.1% in comparison to 10.5% for the same quarter last year.

Our Dairy Products Division (Canada) performed well in comparison to the same quarter last year due to the following factors. Firstly, additional EBITDA was derived from better efficiencies, which we constantly strive to achieve. Secondly, benefits derived from rationalization activities completed in prior years, as well as synergies derived from the merger of our two former Milk and Cheese divisions, have also contributed to increase the EBITDA of this division. During the second quarter of fiscal 2007, the by-product market price had a positive impact on the division's EBITDA of approximately $1 million compared to the same period last year.

The EBITDA of our Dairy Products Division (Argentina) continues to show steady growth, due to increased sales volumes and the benefits derived from capital investments completed in prior years. These factors offset the erosion of EBITDA caused by the appreciation of the Canadian dollar, along with increased costs incurred in relation to the export tax. In August 2006, the Argentinean government reduced the export tax rates close to the levels applicable prior to the July 2005 increase.

Although the activities from our Dairy Products Division (Germany) increased our revenues, they had a minimal effect on our EBITDA.

Since the beginning of the fiscal year, the EBITDA totalled $148.3 million, an increase of $12.8 million or 9.4%, in comparison to the $135.5 million for the same period last year. The EBITDA margin increased from 10.3% last year to 10.6% for the current fiscal year.

US Dairy Products Sector
Revenues for the US Dairy Products Sector totalled $255.4 million for the quarter ended September 30, 2006, representing a $66.5 million or 20.7% decrease from the $321.9 million posted for the same period one year earlier. This decrease is mainly attributed to the average block market per pound of cheese in the second quarter of fiscal 2007 which was US$0.26 lower compared to the same period last year, trimming revenues by approximately $32 million. The appreciation of the Canadian dollar eroded revenues by approximately $19 million. Our sales volumes for the quarter decreased by 8.1%, primarily due to the closure of our Peru, Indiana facility on May 15, 2006, as a result of a Company decision aimed at improving our position in response to current market volatility. The retail and foodservice segments enjoyed a slight increase in sales volumes due to higher sales to existing customers.

Since the beginning of the fiscal year, revenues totalled $498.0 million, a decrease of $139.1 million or 21.8% compared to the same period a year ago. The decrease in the average block market per pound of cheese lowered revenues by approximately $76 million, and the appreciation of the Canadian dollar further eroded revenues by approximately $44 million. Sales volumes since the beginning of the fiscal year have decreased by 5.3% due almost entirely to the closure of the Peru, Indiana facility.

For the quarter ended September 30, 2006, EBITDA totalled $22.9 million, resulting in a $2.1 million or 8.4% decrease compared to $25.0 million for the same period last year. During the second quarter of fiscal 2007, the average block market per pound of cheese was US$0.26 lower than the same period last year, creating a negative effect on the absorption of fixed costs. The relationship between the average block market per pound of cheese and the cost of milk as raw material improved slightly when compared to the same period last year. Despite the declining block market, the realization of inventories was more favourable in the current quarter compared to the same period last year. The change in the block market between the first and second quarters of the current year increased by US$0.03 compared to a decrease of US$0.03 in the previous year. These combined factors had a negative impact of approximately $1.4 million on EBITDA. Efforts with respect to improved operational efficiencies, increased selling prices, and the reduction of the cost associated with milk handling increased the EBITDA by approximately $4 million in the quarter compared to the same period last year, despite the closure of our Peru, Indiana facility, and the reduction of our sales volumes. The appreciation of the Canadian dollar eroded approximately $1.5 million in EBITDA, while increased energy, packaging and ingredients costs resulted in approximately $2.4 million of additional expenses.

Since the beginning of the fiscal year, EBITDA decreased by $12.7 million. Negative market factors created a shortfall of approximately $7.4 million. The appreciation of the Canadian dollar eroded approximately $3.0 million, rationalization costs for the closure of our Peru, Indiana facility amounted to approximately $1.3 million, while increased energy, packaging and ingredients costs resulted in approximately $3.8 million of additional expenses.

Grocery Products Sector
Revenues for the Grocery Products Sector totalled $43.6 million for the quarter ended September 30, 2006, an increase of $0.7 million as compared to the corresponding quarter last year. Canadian snack-cake sales volumes increased slightly during the quarter. Our sales volumes from our co-packing agreements for the manufacturing of products for the US market showed a decrease compared to the same period last year. This was fully offset by additional sales generated by Rondeau, acquired on July 28, 2006. During the second quarter, the division slightly increased its market share in Canada despite higher competition.

Since the beginning of the fiscal year, revenues for our Grocery Products Sector totalled $84.1 million, a 2.9% increase as compared to the same period last year. This increase is mainly attributable to the inclusion of Rondeau.

EBITDA for the Grocery Products Sector amounted to $7.1 million for the second quarter of fiscal 2007, an increase of $0.3 million as compared to the same period last year. EBITDA margin went from 15.8% last year to 16.4% for the same period this year. During the second quarter of fiscal 2007, the sector incurred additional expenses in raw material, and lowered its marketing expense, having a combined positive effect on EBITDA of approximately $1 million compared to the same period last year. Lower revenues from our co-packing agreements for the manufacturing of products for the US market reduced EBITDA. Finally, Rondeau generated EBITDA during the quarter but at a lower EBITDA margin compared to the rest of the sector.

Since the beginning of fiscal 2007, EBITDA totalled $14.0 million, a $1.7 million increase as compared to the same period last year. During the same period, the division incurred $0.9 million of additional expenses in raw material and reduced its marketing investment on its *HOP&GO!* brand by approximately $2.4 million.





Lino Saputo
Chairman of the Board

Lino Saputo, Jr.
President and
Chief Executive Officer

November 7, 2006

NOTICE

The consolidated financial statements of Saputo Inc. for the three- and six-month periods ended September 30, 2006 and 2005 have not been reviewed by an external auditor.

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands of dollars, except per share amounts)

(unaudited)

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2006	2005	**2006**	2005
Revenues	**$ 994,145**	$ 1,030,785	**$ 1,975,287**	$ 2,037,493
Cost of sales, selling and administrative expenses	**887,378**	929,269	**1,775,443**	1,839,303
Earnings before interest, depreciation and income taxes	**106,767**	101,516	**199,844**	198,190
Depreciation of fixed assets	**17,652**	17,659	**35,781**	35,563
Operating income	**89,115**	83,857	**164,063**	162,627
Interest on long-term debt	**5,739**	6,158	**11,325**	12,502
Other interest, net	**(760)**	354	**(1,305)**	353
Earnings before income taxes	**84,136**	77,345	**154,043**	149,772
Income taxes	**25,850**	22,134	**42,493**	40,407
Net earnings	**$ 58,286**	$ 55,211	**$ 111,550**	$ 109,365
Earnings per share (Note 6)				
Net earnings				
Basic	**$ 0.56**	$ 0.52	**$ 1.07**	$ 1.04
Diluted	**$ 0.56**	$ 0.52	**$ 1.07**	$ 1.03

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(in thousands of dollars)

(unaudited)

	For the six-month periods ended September 30	
	2006	2005
Retained earnings, beginning of period	**$ 971,131**	$ 884,054
Net earnings	**111,550**	109,365
Dividends	**(39,369)**	(34,630)
Excess of purchase price of share capital over carrying value	**(28,404)**	-
Retained earnings, end of period	**$ 1,014,908**	$ 958,789

SEGMENTED INFORMATION
(in thousands of dollars)
(unaudited)

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2006	2005	**2006**	2005
Revenues				
Dairy Products				
Canada and Other	**$ 695,162**	$ 665,913	**$ 1,393,246**	$ 1,318,714
United States	**255,421**	321,925	**497,955**	637,101
	950,583	987,838	**1,891,201**	1,955,815
Grocery Products	**43,562**	42,947	**84,086**	81,678
	$ 994,145	$ 1,030,785	**$ 1,975,287**	$ 2,037,493
Earnings before interest, depreciation and income taxes				
Dairy Products				
Canada and Other	**$ 76,790**	$ 69,746	**$ 148,253**	$ 135,514
United States	**22,853**	25,006	**37,607**	50,353
	99,643	94,752	**185,860**	185,867
Grocery Products	**7,124**	6,764	**13,984**	12,323
	$ 106,767	$ 101,516	**$ 199,844**	$ 198,190
Depreciation of fixed assets				
Dairy Products				
Canada and Other	**$ 8,969**	$ 8,692	**$ 18,066**	$ 17,378
United States	**7,054**	7,529	**14,512**	15,309
	16,023	16,221	**32,578**	32,687
Grocery Products	**1,629**	1,438	**3,203**	2,876
	$ 17,652	$ 17,659	**$ 35,781**	$ 35,563
Operating income				
Dairy Products				
Canada and Other	**$ 67,821**	$ 61,054	**$ 130,187**	$ 118,136
United States	**15,799**	17,477	**23,095**	35,044
	83,620	78,531	**153,282**	153,180
Grocery Products	**5,495**	5,326	**10,781**	9,447
	$ 89,115	$ 83,857	**$ 164,063**	$ 162,627
Interest	**4,979**	6,512	**10,020**	12,855
Earnings before income taxes	**84,136**	77,345	**154,043**	149,772
Income taxes	**25,850**	22,134	**42,493**	40,407
Net earnings	**$ 58,286**	$ 55,211	**$ 111,550**	$ 109,365

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
(unaudited)

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2006	2005	**2006**	2005
Cash flows related to the following activities:				
Operating				
Net earnings	**$ 58,286**	$ 55,211	**$ 111,550**	$ 109,365
Items not affecting cash				
Stock based compensation	**1,967**	2,059	**4,002**	4,041
Depreciation of fixed assets	**17,652**	17,659	**35,781**	35,563
Loss (gain) on disposal of fixed assets	**11**	(422)	**(5)**	(417)
Future income taxes	**385**	1,014	**(4,601)**	1,792
Funding of employee plans in excess of costs	**(409)**	(1,075)	**(818)**	(2,508)
	77,892	74,446	**145,909**	147,836
Changes in non-cash operating working capital items	**19,200**	13,623	**20,151**	757
	97,092	88,069	**166,060**	148,593
Investing				
Business acquisitions (Note 9)	**(11,472)**	-	**(19,085)**	(83,527)
Additions to fixed assets	**(24,051)**	(20,234)	**(41,693)**	(34,855)
Proceeds on disposals of fixed assets	**291**	560	**322**	649
Other assets	**(2,358)**	120	**(4,070)**	448
	(37,590)	(19,554)	**(64,526)**	(117,285)
Financing				
Bank loans	**2,860**	8,921	**(140)**	10,427
Issuance of share capital	**3,277**	3,183	**8,204**	11,510
Repurchase of share capital	**(8,456)**	-	**(32,947)**	-
Dividends	**(39,369)**	(34,630)	**(39,369)**	(34,630)
	(41,688)	(22,526)	**(64,252)**	(12,693)
Increase in cash and cash equivalents	**17,814**	45,989	**37,282**	18,615
Effect of exchange rate changes on cash and cash equivalents	**435**	(2,280)	**(683)**	(918)
Cash and cash equivalents, beginning of period	**109,883**	15,465	**91,533**	41,477
Cash and cash equivalents, end of period	**$ 128,132**	$ 59,174	**$ 128,132**	$ 59,174

Supplemental information

Interest paid	**$ 724**	$ 322	**$ 10,217**	$ 13,017
Income taxes paid	**$ 19,442**	$ 3,081	**$ 40,189**	$ 9,304

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars)

	September 30, 2006 *(unaudited)*	March 31, 2006 *(audited)*
ASSETS		
Current assets		
Cash and cash equivalents	$ 128,132	$ 91,533
Receivables	313,618	302,112
Inventories	432,251	453,414
Income taxes	6,266	6,736
Future income taxes	11,537	12,098
Prepaid expenses and other assets	17,386	25,979
	909,190	891,872
Portfolio investment	42,991	42,991
Fixed assets (Note 3)	677,924	674,695
Goodwill	542,225	544,472
Trademarks	29,607	30,589
Other assets (Note 4)	71,030	67,664
Future income taxes	1,696	1,650
	$ 2,274,663	$ 2,253,933
LIABILITIES		
Current liabilities		
Bank loans	$ 41,247	$ 41,541
Accounts payable and accrued liabilities	320,698	318,239
Income taxes	78,667	73,087
Future income taxes	364	369
Current portion of long-term debt	33,531	35,013
	474,507	468,249
Long-term debt	245,940	256,833
Other liabilities	15,867	16,623
Future income taxes	103,380	109,685
	839,694	851,390
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	499,363	494,250
Contributed surplus (Note 8)	16,978	14,428
Retained earnings	1,014,908	971,131
Foreign currency translation adjustment	(96,280)	(77,266)
	1,434,969	1,402,543
	$ 2,274,663	$ 2,253,933

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are in thousands of dollars except information on options)
(unaudited)

1 - Accounting Policies

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and applied in the same manner as the most recently audited financial statements. The unaudited consolidated financial statements do not include all the information and notes required according to generally accepted accounting principles for annual financial statements, and should therefore be read in conjunction with the audited consolidated financial statements and the notes included in the Company's annual report for the year ended March 31, 2006.

2 - Foreign Currency Translation

The balance sheet accounts of the self-sustaining companies operating in the United States, Argentina and Germany are translated into Canadian dollars using the exchange rates at the balance sheet dates. Statement of earnings accounts are translated into Canadian dollars using the average monthly exchange rates in effect during the periods. The foreign currency translation adjustment account presented in shareholders' equity represents accumulated foreign currency gains or losses on the Company's net investments in self-sustaining companies operating in the United States, Argentina and Germany. The change in the foreign currency translation account for the period principally resulted from the increase in value of the Canadian dollar as compared to the US dollar.

Foreign currency accounts of the Company and its subsidiaries are translated using the exchange rates at the balance sheet date for monetary assets and liabilities and the prevailing exchange rates at the time of transactions for income and expenses. Gains or losses resulting from this translation are included in the statement of earnings.

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2006	2005	**2006**	2005
Foreign exchange gain	**$ 293**	$ 175	**$ 494**	$ 595

3 - Fixed Assets

	September 30, 2006			March 31, 2006		
	Cost	**Accumulated depreciation**	**Net book value**	Cost	Accumulated depreciation	Net book value
Land	**$ 27,980**	**$ -**	**$ 27,980**	$ 27,084	$ -	$ 27,084
Buildings	**264,008**	**65,560**	**198,448**	249,980	57,799	192,181
Furniture, machinery and equipment	**793,623**	**354,805**	**438,818**	777,635	335,428	442,207
Rolling stock	**13,515**	**7,047**	**6,468**	12,314	6,323	5,991
Held for sale	**6,210**	**-**	**6,210**	7,232	-	7,232
	$ 1,105,336	**$ 427,412**	**$ 677,924**	$ 1,074,245	$ 399,550	$ 674,695

Fixed assets held for sale represent mainly machinery, equipment and buildings of the Canadian and US dairy products sectors that will be disposed of as a result of certain plant closures.

The net book value of fixed assets under construction, that are not being amortized, amounts to $29,222,000 as at September 30, 2006 ($41,465,000 as at March 31, 2006), and consists mainly of machinery and equipment.

4 - Other Assets

	September 30, 2006	March 31, 2006
Net accrued pension plan asset	$ 52,492	$ 50,606
Taxes receivable	11,423	9,370
Other	7,115	7,688
	$ 71,030	$ 67,664

5 - Employee Pension and Other Benefit Plans

The Company provides defined benefit and defined contribution pension plans as well as other benefit plans such as health insurance, life insurance and dental plans to eligible employees and retired employees. Pension and other benefit plan obligations are affected by factors such as interest rates, adjustments arising from plan amendments, changes in assumptions and experience gains or losses. The costs are based on a measurement of the pension and other benefit plan obligations and the pension fund assets.

Total benefit costs for the three-month and six-month periods ended September 30 are as follows:

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2006	2005	2006	2005
Pension plans	$ 4,832	$ 3,386	$ 9,680	$ 6,910
Other benefit plans	364	128	722	740
	$ 5,196	$ 3,514	$ 10,402	$ 7,650

6 - Earnings Per Share

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2006	2005	2006	2005
Net earnings	$ 58,286	$ 55,211	$ 111,550	$ 109,365
Weighted average number of common shares outstanding	103,808,467	105,014,087	104,001,472	104,829,633
Dilutive options	403,606	829,562	403,606	829,562
Dilutive number of common shares outstanding	104,212,073	105,843,649	104,405,078	105,659,195
Basic earnings per share	$ 0.56	$ 0.52	$ 1.07	$ 1.04
Diluted earnings per share	$ 0.56	$ 0.52	$ 1.07	$ 1.03

When calculating dilutive earnings per share, 869,351 options (nil in 2005) were excluded from the calculation because their exercise price is higher than the average market value.

Shares purchased during the period, under the normal course issuer bid, were excluded from the calculation of earnings per share as of the date of purchase.

7- Share Capital

Authorized
The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

	September 30, 2006	March 31, 2006
Issued		
103,569,738 common shares (104,114,555 at March 31,2006)	**$ 499,363**	$ 494,250

389,483 common shares (573,890 in 2005) for an amount of $8,204,000 ($11,510,018 in 2005) were issued during the six-month period ended September 30, 2006 pursuant to the share option plan. For share options granted since April 1, 2002, the amount previously accounted for as an increase to contributed surplus was also transferred to share capital upon the exercise of options. For the period ended September 30, 2006, the amount transferred from contributed surplus was $1,452,000 ($1,638,000 in 2005).

Pursuant to the normal course issuer bid, which began on November 11, 2005, the Company may purchase for cancellation up to 5,256,369 common shares until November 10, 2006. During the period ended September 30, 2006, the Company purchased 934,300 common shares at prices ranging from $34.75 to $35.30 per share. The excess of the purchase price over the carrying value of the shares in the amount of $28,404,000 was charged to retained earnings.

The Company has the intention to purchase by way of a new normal course issuer bid, for cancellation purposes, up to a maximum of 5,179,304 common shares, representing 5% of its 103,586,089 issued and outstanding common shares as of October 31, 2006. These purchases will be made in accordance with applicable regulations over a maximum period of 12 months beginning on November 13, 2006 and ending on November 12, 2007.

Share option plan
The Company established a share option plan to allow for the purchase of common shares by key employees, officers and directors of the Company. The total number of common shares which may be issued pursuant to this plan cannot exceed 14,000,000 common shares. Options may be exercised at a price equal to the closing quoted value of the shares on the day preceding the grant date. The options vest at 20% per year and expire ten years from the grant date.

Options issued and outstanding as at the period end are as follows:

		September 30, 2006		March 31, 2006	
Granting period	Exercise price	**Number of options**	**Weighted average exercise price**	Number of options	Weighted average exercise price
1998	$ 8.50	**37,050**	**$ 8.50**	62,226	$ 8.50
1999	from $16.13 to $18.75	**74,740**	**$18.34**	95,236	$18.33
2000	$19.70	**152,545**	**$19.70**	179,238	$19.70
2001	$13.50	**365,345**	**$13.50**	410,797	$13.50
2002	from $19.00 to $23.00	**590,244**	**$19.10**	685,335	$19.10
2003	$30.35	**641,508**	**$30.35**	701,465	$30.35
2004	$22.50	**899,768**	**$22.50**	1,012,030	$22.50
2005	$33.05	**789,646**	**$33.05**	831,135	$33.05
2006	$36.15	**869,351**	**$36.15**	901,781	$36.15
Current	$32.70	**1,111,500**	**$32.70**	-	-
		5,531,697	**$27.93**	4,879,243	$26.35
Options exercisable at the end of the period		**2,618,618**	**$23.56**	2,077,799	$21.28

7- Share Capital (cont'd)
Changes in the number of options are as follows:

	September 30, 2006	
	Number of options	**Weighted average exercise price**
Balance at beginning of period	**4,879,243**	**$ 26.35**
Options granted	**1,141,225**	**$ 32.70**
Options exercised	**(389,483)**	**$ 21.06**
Options cancelled	**(99,288)**	**$ 32.12**
Balance at end of period	**5,531,697**	**$ 27.93**

The fair value of share purchase options granted was estimated at $8.90 per option, using the Black-Scholes option pricing model with the following assumptions:

	September 30, 2006	March 31, 2006
Risk-free interest rate:	**4.2%**	4.0%
Expected life of options:	**5 years**	5 years
Volatility:	**31%**	31%
Dividend rate:	**2.45%**	2.0%

The exercise price of these options is $32.70, which corresponds to the closing quoted value of the shares on the day preceding the grant date.

A compensation expense of $1,967,000 ($1,732,000 after income taxes) and $4,002,000 ($3,534,000 after income taxes) relating to stock options was recorded in the statement of earnings for the three-month and six-month periods ended September 30, 2006, respectively. A compensation expense of $2,059,000 ($1,874,000 after income taxes) and $4,041,000 ($3,666,000 after income taxes) was recorded for the three-month and six-month periods ended September 30, 2005, respectively.

The effect of this expense on basic and diluted earnings per share was $0.02 for the three-month period ended September 30, 2006 ($ 0.02 in 2005), and $0.03 for the six-month period ended September 30, 2006 ($ 0.03 in 2005)

8 - Contributed Surplus

	September 30, 2006	Year ended March 31, 2006
Contributed surplus, beginning of period	**$ 14,428**	$ 8,095
Stock based compensation	**4,002**	8,196
Amount transferred to share capital	**(1,452)**	(1,863)
Contributed surplus, end of period	**$ 16,978**	$ 14,428

9 - Business Acquisition
On April 13, 2006 the Company acquired the activities of *Spezialitäten-Käserei De Lucia GmbH* (a cheese manufacturer operating in Germany) for a cash consideration of $7,613,000, subsequently adjusted to $6,885,000 in the quarter ended September 30, 2006, subject to adjustments. The purchase price is allocated to fixed assets. The final allocation of the purchase price will be completed in the current fiscal year.

On July 28, 2006 the Company acquired the activities of Boulangerie Rondeau Inc. and Biscuits Rondeau Inc. (a fresh tarts and fresh cookies manufacturer and distributor operating mainly in the province of Quebec) for a cash consideration of $12,200,000, subject to adjustments. The preliminary purchase price is allocated as follows; working capital: $1,200,000, fixed assets: $4,374,000, and intangible assets: $6,626,000. The final allocation of the purchase price will be completed in the current fiscal year.

10 – Contingency
During the period, a proposed change with retroactive effect to a provincial tax legislation was effectively enacted. A tax assessment for an amount of approximately $12,000,000 was issued as a result of the enactment. The Company has legal basis to believe that it will not have to pay such tax assessment. Therefore, no amount relating to this assessment has been included in the September 30, 2006 quarterly financial statements.

11 - Comparative Figures
Certain of the prior period's comparative figures have been reclassified to conform to the current period's presentation.